UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 333-10184

A.                      Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICare SAVINGS PLAN

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.                      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

UNICare Savings Plan

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4–21

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	22

(*)         Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signature	23

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

UNICare Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of UNICare Savings Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 24, 2013

UNICare Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets
Investment in the Unilever United States, Inc. Master Trust, at fair value (Note 4)	$1,700,078,400	$1,555,777,057

Receivables
Employer contributions	1,458,155	957,611
Participant contributions	1,463,992	1,282,811
Notes receivable from participants	29,725,729	29,405,446
Due from broker for security sold (Note 1)	—	39,734,400
Transfer receivable from Alberto Culver Plan (Note 1)	—	73,709,268
Total receivables	32,647,876	145,089,536

Total assets	1,732,726,276	1,700,866,593

Liabilities
Due to broker for security purchased (Note 1)	—	39,734,400

Net assets, at fair value	1,732,726,276	1,661,132,193

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(30,313,503)	(34,511,741)

Net assets available for benefits	$1,702,412,773	$1,626,620,452

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions:
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States, Inc. Master Trust (Note 4)	$158,279,749	$18,635,148
Interest from notes receivable from participants	1,238,084	1,218,426
Contributions and other additions:
Contributions from participants	52,088,871	48,535,800
Contributions from employer	40,814,080	30,720,193
Rollover contributions	16,330,425	16,351,189
Total additions	268,751,209	115,460,756

Deductions:
Deductions to net assets attributed to:
Benefits paid to participants	192,195,507	116,429,629
Administrative expenses	763,381	879,163
Total deductions	192,958,888	117,308,792

Net increase (decrease) before transfers	75,792,321	(1,848,036)

Transfer from Alberto Culver Plan (Note 1)	—	121,039,522
Transfer to Puerto Rico Plan (Note 1)	—	(384,865)

Net change in net assets	75,792,321	118,806,621

Net assets available for benefits:
Beginning of year	1,626,620,452	1,507,813,831
End of year	$1,702,412,773	$1,626,620,452

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.         Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is sponsored by Unilever United States, Inc. (the “Company” or “Unilever US”). Assets of the Plan, along with the assets of the Savings Plan for Union Employees of Unilever (the “Union Plan”), an affiliated plan sponsored by Conopco, Inc., a subsidiary of the Company, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week are eligible to participate in the Plan, except for:

•        employees covered by collective bargaining agreements;

•        full-time temporary status employees;

•        directors active only in that capacity;

•        nonresident aliens;

•        weekly paid employees of Bestfoods Caribbean; and

•        employees of Chesebrough-Pond’s Manufacturing Company in Las Piedras, Puerto Rico.

Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account.”  Before-tax contributions for each participant were limited to $17,000 and $16,500 for 2012 and 2011, respectively.  Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions limited to $5,500 for both 2012 and 2011.

The maximum permitted contributions are 1% to 50% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% of eligible compensation.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Company has a matching program in which it contributes to the participant’s account.  These contributions are recorded in a “company matching account.”  Company matching contributions vary at the discretion of the Company and are as follows:

A)     Employees who are covered under the cash balance formula of the UNICare Retirement Plan, an affiliated plan sponsored by Unilever United States, Inc., the parent of the Company, or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

B)     Employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

Employees hired after January 1, 2007, are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one year of service.

Under the provisions of the UNICare Retirement Plan, participants who retire may roll over their lump sum distribution to the Plan.

During 2011, the Plan was amended for the following events:

a)          Effective July 1, 2017, matching contributions will be provided at the rate of 100% of the sum of elective deferrals and after-tax contributions, up to 5% of compensation.

b)         Effective July 1, 2017, non-elective contributions will be provided at the rate of 4% of compensation for (1) Grandfathered Bestfoods participants (other than disabled Grandfathered Bestfoods participants) and (2) participants (other than disabled participants) whose accrued benefit under the UNICare Retirement Plan was being calculated as of June 30, 2017 under the final average compensation benefit formula.

c)          With respect to participants (other than Grandfathered Bestfoods participants) whose accrued benefit under the UNICare Retirement Plan was being calculated as of June 30, 2012 under the cash balance formula:

1.     Effective for the period beginning July 1, 2012 and ending June 30, 2017, non-elective contributions will be provided pursuant to the following employer credit chart provided under the UNICare Retirement Plan:

Age plus Years of Combined Service	Percentage of
(as of the end of the current calendar year)	Compensation
Up to 40	4%
40-54	5%
55-69	6%
70-84	8%
85 and above	10%

d)         Effective July 1, 2017, non-elective contributions (other than with respect to disabled participants) will be provided at the rate of 4% of compensation.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Plan Transfers

At December 31, 2011, $121,039,522 was transferred from the Alberto Culver 401(k) and Profit Sharing Plan (“Alberto Culver Plan”) to the Plan, due to a merger of Unilever US and the Alberto Culver Company.  Such amount included $2,474,042 of notes receivable from participants.  At December 31, 2011, $73,709,268 of the total amount transferred from the Alberto Culver Plan consisted of receivables from investments sold, employer contributions, and accrued dividends, and was classified as a transfer receivable.  The Alberto Culver Plan was a qualified, standardized 401(k) and profit sharing plan of a subsidiary of Unilever US.  In addition, at December 31, 2011, $39,734,400 was included in the due from broker for security sold and the due to broker for security purchased, as a security that was not eligible to be held by the Plan was sold as of year end and an eligible security was purchased.

Assets aggregating $384,865 attributable to the account balances of certain employees were transferred from the Plan to the Unilever Savings Plan for Puerto Rico Employees during 2011.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution; (b) the Company’s contributions; and (c) an allocation of Plan earnings (losses) and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are fully vested in all of their before-tax and after-tax contributions as well as the earnings thereon.  Company matching contributions are vested 100% immediately. Vesting provisions relating to Company non-elective contributions are 100% after 3 years of service or attainment of age 65, death or disability.

The balance of forfeitures was $26,455 and $154,800 as of December 31, 2012 and 2011, respectively.  Included in the 2011 forfeitures are forfeitures transferred from the Alberto Culver Plan totaling $115,238.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2012 and 2011 were $274,933 and $242,027, respectively.  Forfeitures reduced Company matching contributions and Company non-elective contributions in the amount of $442,475 and $631,364 for the years ended December 31, 2012 and 2011, respectively.

Payment of Benefits

During employment, participants may withdraw all or a portion of their after-tax contributions, where applicable, and earnings thereon.  Participants may apply for financial hardship withdrawals of up to the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59.5, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59.5, participants may withdraw all or part of the value of their after-tax, before -tax, company matching, and vested non-elective sources.

Upon termination of employment, participants are entitled to all of their vested balances.  Terminated employees whose vested balances exceed $1,000 may leave their account balances in the Plan until they attain the age 65.  Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5, at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Investments

Participants have the option to direct contributions towards a wide variety of funds in the Master Trust including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds offered by the Plan are as follows:

•     INVESCO (also known as PRIMCO) Interest Income Fund.

This fund is primarily invested in a diversified portfolio of investment contracts issued by highly rated financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2012 and 2011 for the contracts range from 0.14% to 3.57% and 0.19% to 4.09%, respectively.  The weighted average crediting interest rates at December 31, 2012 and 2011 for the contracts are 2.71% and 3.56%, respectively.

•     PIMCO Total Return Fund Institutional Class

•     Unilever N.V. Stock Fund

•     Fidelity Contrafund

•     American Funds Washington Mutual Investors Fund (R5)

•     Northern Trust Total US Equity Index Fund

•     Northern Trust International Equity Index Fund

•     Northern Trust Collective Russell 2000 Index Fund — DC — Lending (added December 3, 2012)

•     Wellington CIFII Balanced Real Assets Portfolio Series 1 (added December 3, 2012)

•     Wells Fargo Stable Return Fund C

This fund is 100% invested in the Wells Fargo Stable Return Fund G, and was restricted from sale through June 15, 2012.  This fund was liquidated at the end of June 2012 with the proceeds being transferred into the INVESCO Interest Income Fund.

•      The following Vanguard Target Retirement Trusts were available as of May 2012: Vanguard Target Retirement Trust I, Vanguard Target Retirement 2010 Trust I, Vanguard Target Retirement 2015 Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I,  Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, and Vanguard Target Retirement 2055 Trust I.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

•      The following Vanguard Target Retirement Trusts were available as of May 2011: Vanguard Target Retirement Trust I, Vanguard Target Retirement 2005 Trust I, Vanguard Target Retirement 2010 Trust I, Vanguard Target Retirement 2015 Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I,  Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, and Vanguard Target Retirement 2055 Trust I.

•      Self-directed brokerage accounts, whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2012 and 2011, $66,918,923 and $61,490,208, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage account consisted of $58,686,312 and $8,232,611 in mutual funds and short-term investments as of December 31, 2012, respectively.  The brokerage account consisted of $53,552,941 and $7,937,267 in mutual funds and short-term investments as of December 31, 2011, respectively.  As of December 31, 2012 and 2011, $62,708,047 and $57,317,783, respectively, of the Master Trust brokerage account is held by the Plan.

Notes Receivable from Participants

At the request of the Plan participants, notes receivable from participants are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans.  Loans bear interest at a fixed rate determined at the time of origination based on the Reuters published prime rate plus one percent.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 10.50% and 4.00% to 10.50% were charged on the loans for the years ended December 31, 2012 and 2011, respectively.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Union Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust is the sole investment representing more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2012 and 2011.

Investment Contracts (Also see Note 4)

The Plan accounts for synthetic guaranteed investment contracts and stable return funds at contract value.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts and stable return fund as well as the adjustment of the fully benefit-responsive investment contracts and stable return fund from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $192,520 and $159,168 for the years ended December 31, 2012 and 2011, respectively.

Administrative Expenses

Investment management fees for all funds are included as a reduction of investment income.  Certain other professional fees are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2012 and 2011 Statements of Net Assets Available for Benefits.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Effects of New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-11, Disclosures About Offsetting Assets and Liabilities, which requires enhanced disclosures that will enable users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments are effective for fiscal years beginning on or after January 1, 2013. Management does not expect adoption of this pronouncement to effect the financial statements and relevant disclosures.

3.         Tax Status of the Plan

The Plan received an updated favorable tax determination letter dated May 5, 2011 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan was subsequently amended, the plan administrators, based in part on the advice of the Plan’s legal counsel, believe that the Plan currently is designed and operated in compliance with the applicable provisions of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The IRS reserves the right to perform a review of the Plan’s tax status.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

4.         Investments Held by the Master Trust

At December 31, 2012 and 2011, the Master Trust comprises the investment assets of the Plan and Union Plan, affiliated plans of Unilever US.  The Plan has a 93.9% and a 93.2% interest in the investments of the Master Trust as of December 31, 2012 and 2011, respectively.  The Union Plan comprises approximately 6.1% and 6.8%, respectively, of the investments held by the Master Trust as of December 31, 2012 and 2011.  Investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2012 and 2011 were as follows:

	2012	2011

Short-term investment funds	92.2%	91.7%
Mutual funds	96.4%	95.7%
Commingled funds	94.7%	94.3%
Unilever N.V. Stock Fund	94.2%	92.9%
Synthetic guaranteed investment contracts	91.2%	90.3%
Stable return fund	**	95.6%

** Stable return fund was not held at year end

As of December 31, 2012 and 2011, the investment categories of the Master Trust were as follows:

Investments, at fair value	2012	2011

Short-term investment funds	$24,744,812	$19,343,987
Mutual funds	271,540,380	233,231,155
Commingled funds	883,439,975	742,575,562
Unilever N.V. Stock Fund	71,031,376	63,815,754
Synthetic guaranteed investment contracts	561,616,150	569,191,821
Stable return fund	—	42,632,168
Master Trust investments, at fair value	1,812,372,693	1,670,790,447

Adjustment to contract value	(33,260,011)	(38,041,925)
Net amount	$1,779,112,682	$1,632,748,522

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2012 and 2011:

	2012		2011
Mutual funds

PIMCO Total Return	$107,860,237		$88,761,668

Commingled funds

Vanguard Target Retirement 2020 Trust I	133,679,144		122,041,199

Vanguard Target Retirement 2025 Trust I	152,585,166		133,092,971

Vanguard Target Retirement 2030 Trust I	138,425,337		121,659,307

Vanguard Target Retirement 2035 Trust I	97,642,864		80,708,881	*

Synthetic guaranteed investment contracts

JP Morgan Chase Contract # 441619-IAAA	100,291,881		101,695,235

State Street Bank and Trust Company Contract #103108	95,173,240		96,419,243

NATIXIS Financial Contract #1419-01	118,910,434		120,562,594

Pacific Life Insurance Contract #G27253.01.0001	89,977,182	*	91,218,735

*      Less than 5%

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

As of December 31, 2012, the fully benefit-responsive contracts of the Master Trust were as follows:

	Investments,	Adjustment to
	at fair value	contract value
Synthetic guaranteed investment contracts

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$100,291,881	$(9,656,997)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	95,173,240	(7,147,248)

Bank of America (IGT PIMCO AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,094,049	(3,065,046)

Bank of America (IGT WAM AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	50,977,206	(2,952,244)

NATIXIS Capital Markets (IGT Invesco Short-term Bond Fund)	118,910,434	(4,766,063)

ING Life & Annuity (IGT Invesco Short-term Bond Fund)	55,192,158	(2,133,788)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	89,977,182	(3,538,625)

	$561,616,150	$(33,260,011)

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

As of December 31, 2011, the fully benefit-responsive contracts of the Master Trust were as follows:

	Investments,	Adjustment to
	at fair value	contract value
Synthetic guaranteed investment contracts

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$101,695,235	$(10,893,539)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	96,419,243	(7,784,789)

Bank of America (IGT PIMCO AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,722,522	(3,479,678)

Bank of America (IGT WAM AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,645,015	(3,400,242)

NATIXIS Capital Markets (IGT Invesco Short-term Bond Fund)	120,562,594	(5,239,953)

ING Life & Annuity (IGT Invesco Short-term Bond Fund)	55,928,477	(2,311,388)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	91,218,735	(3,867,831)

	569,191,821	(36,977,420)
Stable return fund

Wells Fargo Stable Return Fund C	42,632,168	(1,064,505)

	$611,823,989	$(38,041,925)

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The investment income, net of investment expenses, of the Master Trust net assets for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Net appreciation (depreciation) in fair value of net investments:

Mutual funds	$20,263,051	$(5,334,752)
Unilever N.V. Stock Fund	7,554,486	5,551,987
Commingled funds	110,520,081	(6,712,242)
Stable return fund	305,423	—
Net appreciation (depreciation)	138,643,041	(6,495,007)
Interest	16,488,040	19,746,019
Dividends	12,223,023	7,715,662
Total net investment income	$167,354,104	$20,966,674

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.  The Investment Committee reviews the valuation and performance of the investment options on an annual basis.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”) and a stable return fund, with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”) and the Wells Fargo Stable Return Fund C (the “stable return fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•      The level of market interest rates

•      The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•      The investment returns generated by the fixed income investments that back the wrapper contract

•      The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.  Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value.”  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $528 million and $532 million at December 31, 2012 and 2011, respectively.  As of December 31, 2012 and 2011, the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts, was greater than the contract value by $33.3 million and $37.0 million, respectively.

For the Master Trust, the stable return fund was sold during 2012 and therefore the contract value at December 31, 2012 was zero.  The contract value of the fund was $41.6 million at December 31, 2011.  As of December 31, 2011, the fair value of the stable return fund, based upon the fair value of underlying assets, was greater than the contract value by $1.0 million.

As of December 31, 2012 and 2011, the average yields for synthetic GICs and the stable return fund were as follows:

Average yields for synthetic GICs	2012	2011

Based on actual earnings	0.74%	1.19%
Based on interest rate credited to participants	2.56%	3.34%

Average yields for stable return fund	2012		2011

Based on actual earnings	0.94	%*	1.56%
Based on interest rate credited to participants	1.95	%*	2.33%

* The average yields reported represent the complete 2012 fiscal year.  The Master Trust liquidated the fund at the end of June 2012 and therefore, actual returns may differ from the above.

Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are fair valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. The value of the wrapper contracts is determined using unobservable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper at December 31, 2012 and 2011 of $257,107 and $774,800, respectively, is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  Because the NAV is a quoted price in a market that is not active and the wrapper contracts are valued using unobservable inputs, the synthetic guaranteed investment contracts are classified within Level 2 of the valuation hierarchy.

Stable Return Fund

The stable return fund is an investment vehicle valued using the NAV provided by the administrator of the fund. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. The stable return fund provides for daily redemptions by the Plan at reported NAVs with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Commingled Funds

These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. Each common/collective trust fund provides for daily redemptions by the Plan at reported NAVs with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Unilever N.V. Stock Fund

Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock which is valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds, which include money market funds, are valued at quoted market prices in an active market, which represent the NAVs held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with the guidance relating to fair value measurements, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$107,860,237	$—	$—	$107,860,237
Large cap funds	104,993,831	—	—	104,993,831
Brokerage Link:
Fixed income	8,443,808	—	—	8,443,808
International equities	24,852,174	—	—	24,852,174
US equities	19,661,719	—	—	19,661,719
Other	5,728,611	—	—	5,728,611
Total mutual funds	271,540,380	—	—	271,540,380

Synthetic guaranteed investment contracts	—	561,616,150	—	561,616,150

Commingled funds:
Index funds	—	112,829,364	—	112,829,364
Target retirement funds	—	770,610,611	—	770,610,611
Total commingled funds	—	883,439,975	—	883,439,975

Unilever N.V. Stock Fund	71,031,376	—	—	71,031,376

Short-term investment funds	24,744,812	—	—	24,744,812

Investments at fair value	$367,316,568	$1,445,056,125	$—	$1,812,372,693

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

2011

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$88,761,668	$—	$—	$88,761,668
Large cap funds	90,916,546	—	—	90,916,546
Brokerage Link:
Fixed income	6,059,750	—	—	6,059,750
International equities	26,286,439	—	—	26,286,439
US equities	16,510,274	—	—	16,510,274
Other	4,696,478	—	—	4,696,478
Total mutual funds	233,231,155	—	—	233,231,155

Synthetic guaranteed investment contracts	—	569,191,821	—	569,191,821

Stable return fund	—	42,632,168	—	42,632,168

Commingled funds:
Index funds	—	68,386,600	—	68,386,600
Target retirement funds	—	674,188,962	—	674,188,962
Total commingled funds	—	742,575,562	—	742,575,562

Unilever N.V. Stock Fund	63,815,754	—	—	63,815,754

Short-term investment funds	19,343,987	—	—	19,343,987

Investments at fair value	$316,390,896	$1,354,399,551	$—	$1,670,790,447

There have been no significant transfers between level 1 and level 2.

5.         Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,854,000 and 1,856,000 shares at December 31, 2012 and 2011, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.3 million for both of the years ended December 31, 2012 and 2011.  The Master Trust had sales and purchases of Unilever N.V. stock of approximately $18.3 million and $17.4 million in 2012 and $20.1 million and $18.9 million in 2011, respectively.  The fair value of Unilever N.V. Stock Fund held by the Plan at December 31, 2012 and 2011 approximates $66.9 million and $59.3 million, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2012 and 2011 disclosed on the Statements of Changes in Net Assets Available for Benefits were paid to Fidelity.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.   Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the Statements of Net Assets Available for Benefits at December 31, 2012 and 2011 to amounts presented in Form 5500:

	2012	2011

Net assets available for benefits as disclosed in the financial statements	$1,702,412,773	$1,626,620,452

Adjustment from contract value to fair value for interest in the Master Trust relating to fully benefit-responsive investment contracts	30,313,503	34,511,741

Net assets available for benefits as presented in Form 5500	$1,732,726,276	$1,661,132,193

The following is a reconciliation of investment income as disclosed in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011 to the amounts presented in Form 5500:

	2012	2011

Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$158,279,749	$18,635,148

Adjustment from contract value to fair value	(4,198,238)	5,876,123

Investment income as presented in Form 5500	$154,081,511	$24,511,271

8.                          Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were available to be issued. Based on this evaluation, the Plan’s administrator has determined the following event required disclosure.

During January 2013, the Skippy division of the Company was sold to Hormel Foods.  Participants of the Skippy division were given the option to take a direct rollover of account and loan balances to Hormel’s Savings Plan or the standard distributions for any terminated employee.

UNICare Savings Plan

Schedule H — Line 4i Schedule of Assets (Held at End of Year)

EIN: 13-2915928, Plan # 001

December 31, 2012

		(c) Description of Investment Including
	(b) Identity of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Unilever United States, Inc. Master Trust, at fair value			$1,700,078,400

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 10.50% and with maturities through 2027		$29,725,729

*            Denotes a party-in-interest to the Plan

**     Not applicable

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN

By:	/s/ SANDRA ZORNEK
SANDRA ZORNEK
MANAGER OF BENEFITS

Date: June 25, 2013

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm